China Sky One Medical, Inc.

No. 2158, North Xiang An Road

Song Bei District

Harbin, People’s Republic of China 150028

March 30, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Joel Parker
Accounting Branch Chief

Re:	China Sky One Medical, Inc.
Item 4.01 Form 8-K
Filed March 26, 2012
File No. 001-34080

Dear Mr. Parker:

On behalf of China Sky One Medical, Inc. (the “Company”), set forth below are the Company’s responses to the comments contained in your letter of March 28, 2012 addressed to Mr. Liu Yan-qing, the Company’s Chairman, Chief Executive Officer and President, regarding the Company’s Item 4.01 Form 8-K filed March 26, 2012, for the report date of March 12, 2012 (the “Form 8-K”). For the convenience of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the text of the comments is reproduced in its entirety in boldface immediately preceding the Company’s responses in ordinary typeface.

Item 4.01

1.	The Item 4.01 Form 8-K was not filed within 4 business days of the date that the relationship with your former auditors ceased. Please note that this delinquency may impact your eligibility requirements for filing on Form S-3.

The Company is aware of and acknowledges the potential impact of such delinquency.

2.	Please amend the report to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(I)(i) of Regulation S-K. It is not sufficient to state that the relationship has ceased.

The Form 8-K has been amended as requested to include the relevant disclosure.

Securities and Exchange Commission

March 30, 2012

3.	Please revise the last paragraph of the filing that refers to Farber Hass Hurley LLP to clarify that the Audit Committee requested MSPC to furnish it with a letter.

The Form 8-K has been amended as requested to revise the relevant disclosure.

4.	Please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

The Form 8-K has been amended as requested to attach such letter as an exhibit thereto.

Closing Comments

In connection with the foregoing responses of the Company to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at the number indicated above or Brad L. Shiffman, Esq., of Blank Rome LLP at (212) 885-5442.

Very truly yours,

/s/ Liu Yan-qing
Liu Yan-qing
Chairman, Chief Executive Officer and President

cc: Brad L. Shiffman, Esq.